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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 29, 2020

Dear Sir/Madam,

Sub: 39th Annual General Meeting ('AGM') and voting results.

In continuation to our intimation dated June 2, 2020, the 39th AGM of the Company was held on June 27, 2020 and the business mentioned in the Notice dated May 29, 2020 was transacted and passed with requisite majority.

In this regard, please find enclosed the following;

1. Proceedings as required under the Regulation 30, Part A of Schedule - III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations and the Chairman's speech as read out during the AGM as Annexure – I

2. Voting results as required under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations as Annexure – II.

3. Report of the Scrutinizer dated June 27, 2020, pursuant to Section 108 of the Companies Act, 2013 and Rule 20 (4) (xii) of the Companies (Management and Administration), Rules 2014 as Annexure – III.

4. Copy of the Annual Report for the financial year 2019-20 and Business responsibility report as required under Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations forms part of the annual report enclosed herewith as Annexure – IV.

5. Copy of the sustainability report of the Company is available for download from the website of the company under following link: https://www.infosys.com/sustainability/documents/infosys-sustainability-report-2019-20.pdf

This is for your information and records.

The Company facilitated live webcast of proceedings of the meeting. The archive of webcast of the 39th Annual General Meeting ('AGM') is made available on the company's website: https://www.infosys.com/investors/news-events/annual-general-meeting/2020.html

Thanking You

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED * BENGALURU

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Summary of proceedings of the 39th Annual General Meeting of Infosys Limited:

The 39th Annual General Meeting (AGM) of the Members of Infosys Limited ('the Company') was held on Saturday, June 27, 2020 at 4.00 P.M (IST) through video conference and other audio visual means (VC). The meeting was held in compliance with the General Circular numbers 20/2020, 14/2020, 17/2020 issued by the Ministry of Corporate Affairs (MCA) and Circular number SEBI/HO/CFD/CMD1/CIR/P/2020/79 issued by the Securities and Exchange Board of India (SEBI) and as per the applicable provisions of the Companies Act, 2013 and the Rules made thereunder.

DIRECTORS IN ATTENDANCE
Nandan M. Nilekani, joined over VC from Bengaluru *Non-Executive, Non-Independent Chairman*
Salil Parekh, joined over VC from Bengaluru *Chief Executive Officer and Managing Director*
U.B. Pravin Rao, joined over VC from Bengaluru *Chief Operating Officer and Whole-time Director*
Kiran Mazumdar-Shaw, joined over VC from Bengaluru *Lead Independent Director and chairperson of the Nomination and Remuneration Committee and the CSR committee*
D. Sundaram, joined over VC from Mumbai *Independent Director and Chairperson- Audit Committee and the Risk Management Committee*
Dr. Punita Kumar-Sinha, joined over VC from Jharkhand *Independent Director and chairperson of the Stakeholders Relationship Committee*
Michael Gibbs, joined over VC from USA *Independent Director*
Uri Levine, joined over VC from Israel *Independent Director*
Nilanjan Roy, joined over VC from Bengaluru *Chief Financial Officer*
A.G.S. Manikantha, joined over VC from Bengaluru *Company Secretary*

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

OTHER REPRESENTATIVES
Statutory Auditors, joined over VC from Mumbai *M/s. Deloitte Haskins & Sells LLP, Chartered Accountants*
Internal Auditors, joined over VC from Bengaluru *M/s Ernst & Young LLP*
Secretarial Auditor/Scrutinizer, joined over VC from Bengaluru *Parameshwar G. Hegde, Practicing Company Secretary*
QUORUM OF THE MEETING
A total of 1,807 members representing 10,40,81,038 shares attended the meeting. 1,771 member registrations were completed when the details were provided for Chairman's announcement. Further, around 960 non-members watched the live proceedings of the AGM through webcast which was made available on the Company's website.

The meeting commenced at 4:00 PM (IST) and concluded at 7:07 PM (IST) (including time allowed for e-voting at AGM).

Nandan M. Nilekani chaired the meeting. The Chairman informed that this annual general meeting is being held through video conference in accordance with the circulars issued by the Ministry of Corporate Affairs and SEBI. He requested his colleagues to introduce themselves. The requisite quorum being present, the Chairman called the meeting to order. All the directors of the Company attended the meeting. The Chairman welcomed all shareholders, auditors and other invitees joining over VC and delivered his speech followed by presentation by Salil Parekh, CEO and Managing Director. The Chairman informed that the Company had provided members the facility to cast their vote electronically, on all resolutions set forth in the Notice. It was further informed that there would be no voting by show of hands. A.G.S. Manikantha, Company Secretary, provided the summary of the statutory auditors' report and secretarial audit report for the financial year 2019-20.

The following items of business, as per the Notice of AGM dated May 29, 2020, were transacted at the meeting. Shareholders were provided a facility to ask questions or express their views through VC, audio and through chat on the aforesaid resolutions. Clarifications were provided to the queries raised by the members. The resolutions were passed with the requisite majority.

No.	Resolutions	Type of resolution
Ordinary Business		
1	Adoption of Financial Statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2020 and the reports of the Board of Directors ('the Board') and Auditors thereon.	Ordinary
2	Declaration of dividend	Ordinary
3	Appointment of Salil Parekh as a director liable to retire by rotation	Ordinary
Special Business		
4	Appointment of Uri Levine as an independent director	Ordinary

.
The Board of Directors had appointed Parameshwar G. Hegde as the Scrutinizer to supervise the e-voting process. The Chairman authorized the Company Secretary to declare the voting results, intimate the stock exchanges and place the same on the website of the Company.

The details of the voting results (remote e-voting and e-voting at the AGM) on all the resolutions as set out in the Notice of AGM is available in Annexure II.

This is for your information and records.
Thanking you,

Yours sincerely,
For Infosys Limited

A.G.S Manikantha
Company Secretary

INFOSYS LIMITED BENGALURU

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com


Infosys®
39TH
ANNUAL
GENERAL
MEETING
www.infosys.com

Nandan M. Nilekani

CHAIRMAN'S SPEECH

Dear Shareholders,

Welcome to the 39th Annual General Meeting of Infosys. It is a pleasure to connect with you all again, although this time we meet virtually. On behalf of the Infosys Board of Directors, I want to thank you for taking the time out to join us today. Your support and confidence in us, even in uncertain times like these, drive us to look for more ways to do more, and create greater value.

During fiscal 2020, our overall revenue grew 9.8% in constant currency terms, totalling US$ 12.8 billion. With operational rigor and steady focus on expense management, our margins stood at 21.3%. The value of our large transformation deals stood at US$ 9 billion, and our digital revenues, in constant currency terms, grew by 38%.

The Board of Directors has recommended a final dividend of ₹9.5 per share for fiscal 2020. Coupled with an interim dividend of ₹8 per share paid in October 2019, the total dividend payout for the year was ₹8,120 crore. Our earnings per share grew by 8.3% in US dollar terms.

The Board of Directors has recommended the appointment of Uri Levine as an independent director of the Company, effective April 20, 2020. Uri is a much admired serial tech entrepreneur with extensive and in-depth business understanding of emerging technologies and will bring tremendous value to the Company. D.N. Prahlad has stepped down as an independent director to devote more time to his other business commitments. Earlier in February 2020, Roopa Kudva retired from the Board of Infosys as an independent director after the completion of her tenure. On behalf of the Board of Directors and on your behalf, I place on record our appreciation for the services rendered by them during their tenure.

The COVID-19 pandemic is extraordinary and unprecedented. It has impacted the world and every country, business and individual. These are not easy times for any of us, and our clients are dealing with several challenges as well. For instance, retailers have been hit hard in the non-grocery, apparel, lifestyle and fashion sections. Travel and hospitality have greatly slumped. Bankers will have to deal with deferred loan payments, the insurance sector is compelled to charge lower premiums in some categories, and manufacturers must manage both demand and supply hurdles as they repair their broken supply chains. Media and entertainment is impacted because of reduced outdoor activities and shrinking ad spend. 5G projects and adoption will slow down as well, as corporates begin to reconsider their capital allocation. From building more flexible supply chains to urgently enhancing e-commerce offerings and supporting new models of employee experience, so much needs to be done to accelerate recovery and resilience. Technology is essential to get it all working, the efficiencies of automation to make it viable, and experiential design to unlock more value from this work. We will help our clients with all of that. We can help them

become more responsive to the changing context, and develop live enterprise capabilities. We have already pivoted our resources to the new needs of our clients and strengthened our expertise in cloud, workplace transformation and smart automation to be able to help them accelerate and scale their digital endeavors.

Much of the confidence that we can deliver comes from our own digital transformation in the past two years – guided by the Navigate your Next strategy articulated by Salil Parekh, our CEO & MD. This has amplified our capabilities with virtual workspaces, secure polycloud environment, micro-survey services for our digital platforms, curated offerings in our service store, and tools for remote collaboration. All these are our strengths as a live enterprise.

With the strategic steer from our COO, U.B. Pravin Rao and our global senior leadership, these same strengths helped us prioritize the safety of our workforce through the pandemic, enabling 93% of our over 2,40,000 employees, across 46 countries, to work from home in just a few weeks. Our remote access infrastructure was expanded 10x for virtual private network bandwidth and back-end capacity scaled by 4x to support the increase in concurrent connected remote users. Officially provided devices as well as personal ones were enabled with wireless connectivity to let our employees securely connect with our office networks. Cloud-based remote audio, video and content collaboration platforms are integral to this setup. The InfyMe app continues to connect all Infosys employees to the latest company updates – from advisories, to policies and other company benefits – while also allowing them to self-declare their health status. In Mysuru, over 9,000 trainees and interns have relocated to their homes from our residential Global Education Center. They are all enabled to continue training on our digital learning platform, Infosys Lex. In addition to bite-sized online content, Lex brings trainer-led lessons, a hands-on lab environment and even proctored internal certifications – all virtually – to the homes of the learners.

Our clients continue to take advantage, albeit remotely, of our digital delivery centers in the US, Europe and in Asia. To meet the growing demand for direct in-market engagements, in early FY20, we added a new center each in Arizona in the US and in Dusseldorf, Germany. Encouraged by the strong traction we are seeing for our global network of digital studios, we added to the chain an experience design and innovation studio in London. This year, we surpassed our Spring 2017 commitment to hire 10,000 American workers. We also hired over 19,000 college graduates from campuses in India.

The post-cloud era is bringing our industry the opportunity to do so much more. Infosys, this year, was recognized as Microsoft Global Alliance SI Partner of the Year largely because of the significant influence we have over Microsoft Azure consumption with our clients. We also continue to grow solutions on Amazon Web Services to help our clients fast-track their digital transformation on cloud. We expanded our relationship with Google Cloud to become their qualified Managed Services Provider and grow in our ability to offer industry-specific innovations on the Google Cloud Platform. In addition, Infosys has become the first global systems integrator to join IBM's new public cloud ecosystem. This collaboration will help our clients – including those in highly regulated industries such as financial services, insurance and healthcare – to benefit from public cloud. Our acquisition of Simplus, one of the fastest growing Salesforce Platinum Partners in the US and Australia, further accelerates our enterprise cloud capabilities.

Over the last few years, we have made huge investments in making Infosys stronger and more resilient, while bringing agility and speed in everything we do. These investments have positioned us very well and this is demonstrated in the way we are responding to the COVID-19 pandemic. Combining the scale, brand, and relationships of a large company with the speed, responsiveness and agility of a start-up, we are confident of tiding through this global crisis. Our robust balance sheet, steady growth momentum, digital systems for our people, and our executive team, unified in their focus on strategy execution, are advantages that are clearly working for us. On behalf of the Board, I want to assure you all that we will spare no effort to build on this foundation to emerge stronger in time.

We remain indebted to the generous guidance and support of our partners, clients, co-founders and governments of the several countries and states that we operate in. And I am grateful to you, our shareholder, for your continued trust in us.

Thank you,

Nandan M. Nilekani
Chairman

Bengaluru
June 27, 2020

Infosys®
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	INFOSYS LIMITED
Date of the AGM/EGM	27-06-2020
Total number of shareholders on record date	1,217,477
No. of shareholders present in the meeting either in person or through proxy:	
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable
No. of Shareholders attended the meeting through Video Conferencing	
Promoters and Promoter Group:	3
Public:	1,804

Resolution No.	1
Resolution required: (Ordinary/ Special)	ORDINARY - Adoption of financial Statements
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	560,182,338	560,182,338	100.00	560,182,338	0	100.00	0.00
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		560,182,338	100.00	560,182,338	0	100.00	0.00
Public- Institutions	E-Voting	2,449,067,706	1,906,447,857	77.84	1,906,447,857	0	100.00	0.00
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		1,906,447,857	77.84	1,906,447,857	0	100.00	0.00
Public- Non Institutions	E-Voting	1,249,904,584	623,665,028	49.90	622,819,999	845,029	99.86	0.14
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		623,665,028	49.90	622,819,999	845,029	99.86	0.14
	Total	4,259,154,628	3,090,295,223	72.56	3,089,450,194	845,029	99.97	0.03

	INFOSYS LIMITED
Date of the AGM/EGM	27-06-2020
Total number of shareholders on record date	1,217,477
No. of shareholders present in the meeting either in person or through proxy:	
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable
No. of Shareholders attended the meeting through Video Conferencing	
Promoters and Promoter Group:	3
Public:	1,804
Resolution No.	2
Resolution required: (Ordinary/ Special)	ORDINARY - Declaration of dividend
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	560,182,338	560,182,338	100.00	560,182,338	0	100.00	0.00
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		560,182,338	100.00	560,182,338	0	100.00	0.00
Public- Institutions	E-Voting	2,449,067,706	2,009,528,625	82.05	2,009,528,625	0	100.00	0.00
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		2,009,528,625	82.05	2,009,528,625	0	100.00	0.00
Public- Non Institutions	E-Voting	1,249,904,584	623,673,491	49.90	623,488,757	184,734	99.97	0.03
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		623,673,491	49.90	623,488,757	184,734	99.97	0.03
	Total	4,259,154,628	3,193,384,454	74.98	3,193,199,720	184,734	99.99	0.01

			INFOSYS LIMITED					
Date of the AGM/EGM			27-06-2020					
Total number of shareholders on record date			1,217,477					
No. of shareholders present in the meeting either in person or through proxy:								
Promoters and Promoter Group:			Not Applicable					
Public:			Not Applicable					
No. of Shareholders attended the meeting through Video Conferencing								
Promoters and Promoter Group:			3					
Public:			1,804					
Resolution No.	3							
Resolution required: (Ordinary/ Special)	ORDINARY - Appointment of Salil Parekh as a director liable to retire by rotation							
Whether promoter/ promoter group are interested in the agenda/resolution?	No							
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	560,182,338	560,182,338	100.00	560,182,338	0	100.00	0.00
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		560,182,338	100.00	560,182,338	0	100.00	0.00
Public- Institutions	E-Voting	2,449,067,706	2,007,662,492	81.98	2,002,986,999	4,675,493	99.77	0.23
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		2,007,662,492	81.98	2,002,986,999	4,675,493	99.77	0.23
Public- Non Institutions	E-Voting	1,249,904,584	623,638,222	49.89	613,662,695	9,975,527	98.40	1.60
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		623,638,222	49.89	613,662,695	9,975,527	98.40	1.60
	Total	4,259,154,628	3,191,483,052	74.93	3,176,832,032	14,651,020	99.54	0.46

		INFOSYS LIMITED
Date of the AGM/EGM		27-06-2020
Total number of shareholders on record date		1,217,477
No. of shareholders present in the meeting either in person or through proxy:		
Promoters and Promoter Group:		Not Applicable
Public:		Not Applicable
No. of Shareholders attended the meeting through Video Conferencing		
Promoters and Promoter Group:		3
Public:		1,804
Resolution No.	4	
Resolution required: (Ordinary/ Special)	ORDINARY - Appointment of Uri Levine as an independent director	
Whether promoter/ promoter group are interested in the agenda/resolution?	No	

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	560,182,338	560,182,338	100.00	560,182,338	0	100.00	0.00
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		560,182,338	100.00	560,182,338	0	100.00	0.00
Public- Institutions	E-Voting	2,449,067,706	1,975,088,325	80.65	1,973,536,351	1,551,974	99.92	0.08
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		1,975,088,325	80.65	1,973,536,351	1,551,974	99.92	0.08
Public- Non Institutions	E-Voting	1,249,904,584	623,617,185	49.89	622,359,053	1,258,132	99.80	0.20
	Poll		0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00
	Total		623,617,185	49.89	622,359,053	1,258,132	99.80	0.20
	Total	4,259,154,628	3,158,887,848	74.17	3,156,077,742	2,810,106	99.91	0.09

PARAMETER G. HEGDE
B.A., M.Com., BGL., FCS

HEGDE & HEGDE
Company Secretaries
"Ganesha Krupa"
34, 1st Main Road, Gandhinagar
Bangalore - 560 009.
✆ : 080 22267041, (R) 080 26589597
e-mail : hegdeandhegdecs@gmail.com

REPORT OF SCRUTINIZER

(Pursuant to Section 108 of the Companies Act, 2013 and Rule 20(4)(xii) of the Companies (Management and Administration) Rules, 2014)

To,

The Chairman,

39th (Thirty Ninth) Annual General Meeting (AGM) of the Equity Shareholders of Infosys Limited held on Saturday, June 27, 2020, at 4:00 p.m. through Video Conferencing (VC) / Other Audio Visual Means (OAVM).

Dear Sir,

I, Parameshwar G. Hegde, Practicing Company Secretary, at # 34,"Ganesha Krupa", 1st Main Road, Gandhinagar, Bangalore, 560009, appointed as Scrutinizer by the Board of Directors of **Infosys Limited** (the Company) for the purpose of scrutinizing e-voting process (remote e-voting) and electronic voting (e-voting) during the AGM pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 & 21 of the Companies (Management and Administration) Rules, 2014 (Amendment Rules, 2015) in respect of the below mentioned resolutions proposed at the 39th Annual General Meeting of the Equity Shareholders of the Company held on Saturday, June 27, 2020 at 4:00 p.m. through VC, submit my report as under:

1. The compliance with the provisions of the Companies Act, 2013 and the Rules made thereunder relating to voting through electronic means (by remote e-voting) and electronic voting (e-voting) at the AGM by the shareholders on the resolutions proposed in the Notice of the 39th Annual General Meeting of the Company is the responsibility of the management. My responsibility as a Scrutinizer is to ensure that the voting process both through e-voting (remote e-voting) and by electronic voting (e-voting)

at the AGM are conducted in a fair and transparent manner and render consolidated Scrutinizer's Report of the total votes cast in favour or against if any, to the Chairman on the resolutions.

2. The e-voting facility both for e-voting prior to the AGM (remote e-voting) and voting at the AGM by electronics means (e-voting) was provided by National Securities Depository Limited (NSDL).

3. In accordance with the Notice of the 39th Annual General Meeting sent to the shareholders and the 'Advertisement' published pursuant to Rule 20(4)(v) of the Companies (Management and Administration) Rules, 2014 (Amendment Rules 2015) on June 04, 2020, the remote e-voting opened at 9:00 AM on June 22, 2020 and remained open up to 5:00 PM on June 26, 2020.

4. After declaration of voting by the Chairman, the shareholders present at the AGM through VC voted through e-voting facility provided by NSDL at the AGM.

5. The Equity Shareholders holding shares as on June 20, 2020, "cut off date", were entitled to vote on the resolutions stated in the Notice of the 39th Annual General Meeting of the Company.

6. As per the information given by the Company the names of the shareholders who had voted by remote e-voting through the facility provided by NSDL had been blocked and only those members who were present at the AGM through VC and who had not voted on remote e-voting were allowed to cast their votes through e-voting system during the AGM.

7. After closure of e-voting at the AGM, the votes cast through e-voting at the AGM and through remote e-voting prior to the date of AGM were unblocked and downloaded from the e-voting website of National Securities Depository Limited (https://www.evoting.nsdl.com) in the presence of two witnesses, who are not in the employment of the company. The e-voting data/results downloaded from the e-voting system of NSDL were scrutinized and reviewed, the votes were counted, and the results were prepared.

8. Based on the data downloaded from NSDL e-voting system, the total votes cast in favour or against all the resolutions proposed in the Notice of the AGM are as under:

a) **Resolution-1: Ordinary Resolution**

To consider and adopt audited financial statements (including consolidated financial statements) of the Company and reports of the Board of Directors and Auditors for the financial year ended March 31, 2020.

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
4,975	308,94,50,194	99.97

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
56	8,45,029	0.03

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
5	8,071

b) **Resolution–2: Ordinary Resolution**

To declare a final dividend of Rs. 9.50 per equity share for the year ended March 31, 2020.

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
5,021	319,31,99,720	99.99

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
53	1,84,734	0.01

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
5	8,071

c) **Resolution–3: Ordinary Resolution**

To appoint a director in place of **Salil Parekh** who retires by rotation and being eligible, seeks re-appointment.

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
4,823	317,68,32,032	99.54

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
229	1,46,51,020	0.46

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
5	8,071

d) **Resolution–4: Ordinary Resolution**

To appoint **Uri Levine** as an independent director.

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
4,774	315,60,77,742	99.91

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
254	28,10,106	0.09

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
5	8,071

9. All electronic data and relevant records of voting will remain in my custody until the Chairman considers, approves and signs the minutes of the 39th Annual General Meeting and the same shall be handed over thereafter to the Chairman/Company Secretary for safe keeping.

Thanking you,

Yours faithfully,

Parameshwar Ganapati Hegde
Digitally signed by Parameshwar Ganapati Hegde
Date: 2020.06.27 23:21:31 +05'30'

Place: Bengaluru
Dated: June 27, 2020

Parameshwar G. Hegde
FCS 1325, CP No. 640
Scrutinizer
UDIN: F001325B000391781